EXHIBIT 12.1

Landry's Restaurants, Inc.

Ratio of Earnings to Fixed Charges

	2004	2003	2002	2001	2000
Income before taxes	70,066,506	55,802,370	58,515,552	37,450,544	21,212,003
Fixed Charges, as adjusted	35,574,796	28,840,614	21,152,013	23,753,449	15,137,352

	105,641,302	84,642,984	79,667,565	61,203,993	36,349,355

Fixed Charges
Interest Expense, including amortization of debt costs	15,890,664	9,634,872	5,133,234	9,685,201	7,180,598
Capitalized Interest	1,242,314	2,050,883	1,958,817	2,437,576	1,651,975
Interest Factor on Rent ( 1/3 rent expense)	19,684,132	19,205,742	16,018,779	14,068,248	7,956,754

Total Fixed Charges	36,817,110	30,891,497	23,110,830	26,191,025	16,789,327
Less Capitalized interest	(1,242,314)	(2,050,883)	(1,958,817)	(2,437,576)	(1,651,975)

Fixed Charges, as adjusted	35,574,796	28,840,614	21,152,013	23,753,449	15,137,352

Ratio of Earnings to Fixed Charges	2.9	2.7	3.4	2.3	2.2